MERITZ & MUENZ LLP
COUNSELORS AT LAW
2021 O Street, NW
Washington, DC 20036
________

Telephone:  (202) 728-2909
Facsimile:    (202) 728-2910
E-mail: Lmuenz@meritzmuenzllp.com

Lawrence A. Muenz*
     *Also admitted in NY
June 22, 2011

U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	iVoice, Inc. Preliminary Information Statement on Schedule 14C Filed June 2, 2011 File No. 000-29341

Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 13, 2010 File No. 000-29341

Form 10-K for the Fiscal Year Ended December 31, 2010 Filed April 12, 2011 File No. 000-29341

Dear Sir or Madam”

I am in receipt of the Commission’s letter dated June 10, 2011 and would like to respond on behalf of iVoice, Inc. (the “Company” or “iVoice”).

Preliminary Information Statement on Schedule 14C

Merger of Hydra Fuel Cell Corporation Into iVoice, Inc.

1.
Disclose the estimated aggregate market value of the transaction in which the company will issue 1 million shares of iVoice Series A Preferred Stock for all of the common stock of Hydra Fuel Cell Corporation.  Please also tell us the process you undertook to value the transaction.

Pursuant to the terms of the Agreement and Plan of Merger by and between iVoice, Inc. and Hydra Fuel Cell Corporation (“Hydra”) dated March 9, 2011 (the “Agreement”), in exchange for all of the Hydra issued and outstanding common stock shares, the Company will issue to the sole shareholder of Hydra, one (1) million shares of iVoice Series A Preferred Stock (the “Preferred Stock”).  Each share of Preferred Stock is convertible into 153.5 shares of iVoice Class A Common Stock, or in the aggregate, 153,500,000 shares of iVoice Class A Common Stock.  Based upon the closing price of the Company’s common stock on June 22, 2011, the total value of the Preferred Stock based upon its convertibility into Class A Common Stock would be equal to $30,700.

The foregoing paragraph will be added to the Information Statement.

2.
It appears that you have not provided the information required by Item 14 of Schedule 14A, including but not limited to, a discussion of any reports, opinions and appraisals in connection with the transaction and past contacts, transactions or negotiations between the parties. Please revise your disclosure to provide this information or provide us with a detailed analysis as to why you believe you are not required to include all the information regarding the transaction as set forth in Item 14 of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C.

We acknowledge your comments and will add the following disclosure to the Information Statement:

Background of the Merger

As part of our ongoing evaluation of the business, the management reviewed possible strategic directions for iVoice in light of  our financial performance, developments in the industry, and the competitive markets in which we operate.  During this period, management and the board of directors also addressed possible strategic and restructuring alternatives, including acquisitions, a sale or strategic merger of iVoice, the sale of certain assets of iVoice, capital formation or other investment transactions, and continuing operations on a standalone basis.  Given the challenging environment facing iVoice, including its lack of operating profit and liquidity constraints, the board of directors discussed strategic and restructuring alternatives at substantially all of its meetings over the six months, including considering whether to remain a standalone public company.

For the past two years ended December 31, 2009 and 2010 and the three months ended March 31, 2011, iVoice has faced significant financial difficulty.  iVoice had a loss from operations of $1,310,096, $1,6563,701 and $308,529, respectively for those periods.  In light of our losses and liquidity requirements, through the use of advisors, we explored potential sources of financing and other strategic alternatives.  At this time and throughout the process outlined below, there was substantial doubt of our ability to continue as a going concern.  Additionally, throughout the process outlined below, our continued operations were dependent on our ability to increase revenues, reduce our debt, secure additional financing and strengthen our liquidity position.

In November 2010, Jerome Mahoney was contacted by a third party that another company may be interested in entering into a transaction with the Company.  This other company was Hydra.  Thereafter, after further discussions, Hydra and iVoice entered into a non-binding Letter of Intent dated December 2, 2010.  Due diligence commenced by both companies and on March 9, 2011, iVoice and Hydra entered into the Agreement and Plan of Merger that was filed by iVoice with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K dated March 9, 2011.

3.
It appears that you are missing several financial statements.  Please tell us how you considered providing audited financial statements of the business to be acquired pursuit to Rule 8-04 of Regulation S-X.  In addition, tell us how you considered including pro forma financial information pursuit to Rule 8-05 of Regulation S-X. Refer to Item 1 of Schedule 14C.

We have reviewed the proxy rules that are listed in §240.14a-101 (the “Proxy Rules”) to respond to this comment.  Specifically, we believe that Item 14 Mergers, Consolidations, Acquisitions and Similar Matters is relevant to this transaction.  Item 14(b)(8) specifically requires disclosure of Selected Financial Data pursuant to §229.301 and Item 14(b)(9) requires disclosure Pro Forma Selected Financial Date pursuant to §229.301.  However, §229.301(c) states:  “Smaller reporting companies. A registrant that qualifies as a smaller reporting company, as defined by §229.10(f)(1), is not required to provide the information required by this Item.”  Therefore, based upon the foregoing, as iVoice qualifies as a Smaller Report Company, the financial statements required by §229.301 are not required in this Information Statement.

Additionally, we have reviewed §210.8-04 and noted that §210.8-04(c)(1) states:  “If none of the conditions specified in paragraph (b) of this section exceeds 20%, financial statements are not required”.  It appears that after further analysis, no financial statements would be required.  Paragraph (b)(1) is not applicable, as iVoice has not made any investment in Hydra, nor has iVoice made any advances to Hydra.  Additionally, neither iVoice nor Hydra have recorded any income from continuing operations in the most recently completed fiscal year, therefore eliminating paragraph (b)(3) as a measure. Lastly, using paragraph (b)(2) and comparing the September 30, 2010 balance sheet of iVoice and Hydra, this is the latest balance sheet that Hydra has made available, we find that Hydra shows assets of  $43,387.09 versus $1,903,879 for iVoice. Hydra’s total assets are 2.3% of iVoice’s total assets.  Based upon the foregoing we conclude that no financial statement are required pursuant to §210.8-04.

Finally, §210.8-05 is not applicable as no financial statements are required.

4.
Please disclose the effects of the transaction on your business, including whether you intend to adopt the business of Hydra Fuel Cell Corporation.  To the extent that there will be a change of management and/or members of the Board of Directors, disclose the information relating to the new directors and executive officers as required by Item 7 of Schedule 14A.  We note that shareholders will not have a separate opportunity to vote upon a change of directors that may result from this transaction.  See Note A to Schedule 14A.

We acknowledge you comment and will add the following language to the Information Statement.

Business after the Merger

The transaction contemplated by the Agreement and Plan of Merger may be called a reverse merger.  Upon the closing of the contemplated transaction, Hydra will merge into iVoice and iVoice will be the surviving company. However, iVoice will thereafter adopt the business and/or business plan of Hydra.  Specifically, iVoice will thereafter be in the business of developing, marketing and selling hydrogen fuel cell electric generators.

Management and Board of Directors after the Merger

Upon the closing of the transaction contemplated by the Agreement, the present management and the members of the Board of Directors will resign after the present Board of Directors elect the following new members to the Board and the officers listed below:

Frank Neukomm	Chairman of the Board and Chief Executive Officer
Robert C. Farr	President, Chief Operating Officer and Director
James Twedt	Executive Vice President and Director

Descriptions of the prospective new members of the Board of Directors and the management of the Company appear below:

Frank Neukomm (age 58) has an extensive background in finance, mergers and acquisitions, and sales and marketing. Mr. Neukomm has served as a senior executive of brokerage and M & A companies, software companies and telecom companies. Mr. Neukomm has been instrumental in purchasing or starting companies in industries as diverse as insurance, consumer retail goods, industrial services and wireless telecommunications. Since 1995, Mr. Neukomm has served as President of NeuHaus Advisors, Inc., a consulting firm to the telecommunications industry.

Robert Farr (age 62) has extensive Fortune 500 management experience in a variety of industries. His experience extends to domestic and international finance, marketing, manufacturing and distribution. He is the Principal of Creative Equity Strategies.

James R. Twedt, Director, has over forty years of public and private company accounting and management experience. He has been the President and CEO of Hydra Fuel Cell Corp. since inception and has led the subsidiary from startup to production in less than twelve months. He previously served as CFO of Computer Automation Systems, Inc., a predecessor enterprise to American Security Resources Corp.

5.
We note your disclosure that “iVoice has not independently verified and/or confirmed the information contained on the Hydra website and cannot be responsible for its accuracy.”  Please be advised that in the context of a document required to be filed or delivered under the federal securities laws, we believe that a company is adopting the hyperlinked information when the company embeds a hyperlink to a website within the document.  Accordingly, it appears that the statement that investors may not rely on this information and that you are not responsible for the information found on the website is inappropriate.  Please refer to SEC Release 33-7856. Please revise your disclosure accordingly or consider removing the hyperlink from your document.

We acknowledge your comment and will remove the hyperlink from the Information Statement.

Form 10-K for the Fiscal Year ended December 31, 2009
Report of Independent Registered Public Accounting Firm, page F-2

6.	We reissue our comment from our comment letter dated August 25, 2010. Please tell us the status of your response. The comment is copied in full below.

We note that your Form 10-K contains a copy of the previously issued report of your predecessor auditor Bagell, Josephs Levine & Company, LLC (“Bagell”) and that Bagell has not reissued their report.  The inclusion of a copy of a report in this manner does not comply with Rule 2-02 of Regulation S-X.  Accordingly, the company should either:

 Request that Bagell provide the company with a report that complies with Rule 2-02 of Regulation S-X and that the company file an amendment to Form 10-K with that the revised report, or
 Obtain a report on the financial statements for the period audited by Bagell from your successor firm that is registered with the PCAOB.  In this situation, as soon as possible, the company should file an amendment to Form 10-K to label the financial statements as unaudited.  Upon completion of the audit, the Company would need to file another amendment to  Form 10-K to file the appropriate report.

We acknowledge your comment and have filed an amendment on June 13, 2011 with the Commission to Form 10-K for the fiscal year ended December 31, 2009 with the revised report from Bagell.

Form 10-K for the Fiscal Year ended December 31, 2010 Exhibit 31.1

7.
We refer you to your response to prior comment 2 in your letter dated September 7, 2010. We note that you continue to refer to yourself as a “small business issuer” throughout this certification.  Tell us why you continue to refer to yourself as a “small business issuer” rather than as a “registrant.” Refer to Item 601(b)(31)(i) of Regulation S-K.

We acknowledge your comment and will file an amendment.

On behalf of the Company, the Company acknowledges:

a.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

/s/ Lawrence A. Muenz
Lawrence A. Muenz